Höganäs

RECEIVED

2005 JUL 25 A 10:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE



05009912

Date/Datum: 15 July 2005

Our ref./Unser Zeichen: /bh

Your letter/Ihre Nachricht vom

Your ref./Ihr Zeichen

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of
International Corporate Finance

SUPPL

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)



Birgit Holst

PROCESSED

JUL 25 2005



THOMSON FINANCIAL



Encl. Press release regarding new credit facilities
First half-year interim report 2005

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon +46 42 33 80 00

Telefax +46 42 33 83 60

Telex 72368 HBADMS

Executive Group +46 42 33 80 80





PRESSRELEASE

Höganäs signs new credit facilities

Höganäs has signed new long term credit facilities with Danske Bank, Nordea, Svenska Handelsbanken and HSBC (Hongkong Shanghai Banking Corporation). These facilities, which replace existing agreements, amount to MEUR 225. The facilities have a five-year maturity with an extension option of a maximum of 2 years.

Höganäs, Sweden, 29 June 2005

HÖGANÄS AB (publ)
Corporate Communications

For further information please contact:

CEO Alrik Danielson: +46 42-33 80 00
CFO Annette Kumlien: +46 42-33 80 00

Höganäs was founded in 1797 and is today a leader within the iron and metal powder industry. End products are mainly used by the automotive industry and home appliances, lawn and garden and hand-tools. In 2004 the turnover was MSEK 4 162 (3 750) and income before tax MSEK 600 (514). Höganäs is listed on the Stockholm Stock Exchange's A-list. For further information please visit our website www.hoganas.com

HÖGANÄS AB (publ) corporate ID no. 556005-0121

INTERIM REPORT JANUARY – JUNE 2005

Highlights

MSEK	Q2		Q 1-2	
Net sales	1 136	+4%	2 231	+5%
Operating income*	120	-24%	282	-9%
Operating margin*, %	10.6	15.5	12.6	15.9
Income before tax	110	-39%	259	-23%
Income before tax*	110	-25%	259	-11%
Income after tax	83	-35%	189	-21%
Earnings per share, SEK/share	2.40	(3.70)	5.50	(7.00)
Equity/assets ratio, %	45	(42)	45	(42)

* The SCM copper operation has been excluded compared to previous year

GROUP

NET SALES

First half-year 2005

Höganäs net sales were MSEK 2 231 in the first half-year, a 15% increase excluding SCM copper operation. Currency effects resulting from, on average, a stronger Swedish krona exerted a 2% negative effect on turnover.

Volumes, excluding the SCM copper operation, grew by 1% year on year. This low volume increase is primarily due to the global market's weaker progress. Sales volumes were also affected to some extent by timing issues, with some customers bringing forward some deliveries in 2004 because of higher price surcharges in 2005.

Car sales in North America reduced, and sales of cars built by US automakers, which include more metal powder products, dropped. This has resulted in the US powder market - representing 50% of global volumes - losing ground in 2005.

The market in Western Europe also progressed weakly, with growth in Asia and South America unable to offset these downturns.

Nevertheless, Höganäs' volumes on the American market increased, while progress in Western Europe was negative. Volumes in Eastern Europe and South America remained robust and in Asia, progress varied, with positive progress in Japan and some Southeast Asian countries.

Second quarter 2005

Turnover grew by 12% year on year in the second quarter excluding SCM copper operation. These gains are mainly due to higher prices, caused by higher raw materials costs. Volumes excluding SCM copper operation increased somewhat year on year.

EARNINGS

First half-year 2005

Operating income was MSEK 282 (MSEK 309 excluding SCM copper operation) in the first half-year. Income was adversely affected by approximately MSEK 30, mainly because of bad debt and the re-evaluation of a single raw materials batch in the US. Second-quarter income was also adversely affected by a persistent imbalance between raw materials costs and surcharges. Market prices of scrap fell in the year, while prices of molybdenum particularly continued to rise.

Other operating income and operating expenses amounted to MSEK 104 (102) including items such as earnings from forward contracts. Earnings from forward contracts were MSEK 74 (89). Disregarding these forward contracts, the krona, which has been stronger on average, has exerted a negative impact of approximately MSEK 7 on operating income in 2005.

Income before tax was MSEK 259 (291 excluding the copper operation). Apart from lower operating income, income before tax was also reduced by a deteriorated net financial income and expenses, largely caused by higher interest costs associated with loans and USD hedging.

Income after tax was MSEK 189 (240), or SEK 5.50 (7.00) per share. The effective tax rate was 27.0% (28.6).

Second quarter 2005

Operating income was MSEK 120 (MSEK 157 excluding the divested copper operation). The aforementioned non-recurring items of some MSEK 30 occurred in the second quarter, and accordingly, exerted their full impact on this income figure.

Income before tax was MSEK 110 (147 excluding the copper operation). The lower income is due to the aforementioned deteriorated net financial income and expenses and lower operating income.

BUSINESS AREAS

Iron Powder

The Iron Powder business area's net sales increased by 14% to MSEK 1 626. Net sales were positively affected by increased surcharges, but negatively by currency effects.

In the first half-year, press powder volumes were in line with the previous year, while volumes for the whole business area grew by some 1%. Volume growth was highest in Eastern Europe and Japan.

In the quarter, operating income was negatively affected by a portion of the aforementioned bad debt and the re-evaluation of raw material. For the first half-year overall, operating income was MSEK 202 (229). Excluding these non-recurring items, the margin was 13.8% (16.0).

High-Alloy Metal Powder

High-Alloy Metal Powder's net sales amounted to MSEK 617 a year-on-year increase of 16% excluding SCM copper operation, divested previously.

In the first half-year, volumes decreased by 7% year on year, excluding the aforementioned divested business. Turnover gains were mainly dependent on price compensation for higher costs of materials. As for Iron Powder, the stronger krona exerted a negative turnover effect.

Operating income was MSEK 80, against MSEK 80 for the first half of the previous year excluding SCM copper operation. Income was adversely affected by one bad debt loss on the American market. Excluding bad debt, the margin was 14.2% (15.1 excluding the copper operation).

PROFITABILITY

Return on capital employed was 14.5% (16.6), while return on equity was 17.2% (20.6). Returns are calculated on the most recent 12-month period.

FINANCIAL POSITION AND CASH FLOW

At the end of the period, the equity/assets ratio was 45% against 46% at year-end 2004. Shareholders' equity per share was SEK 70 against SEK 64 as of 1 January.

Consolidated financial net debt was MSEK 1 642, an increase of MSEK 306 since year-end. Net financial income and expenses were MSEK -23 (-20).

Cash flow from ongoing activities was MSEK -160 (125). Investments in fixed assets were MSEK 134 (126). Working capital excluding IFRS adjustments has increased by just over MSEK 150 excluding currency effects since 1 January. This is primarily due to higher inventory.

HUMAN RESOURCES

Höganäs had 1 554 employees at the end of the period, against 1 577 as of 1 January 2005. First and foremost, the decrease is sourced from divested subsidiary Höganäs Verkstads AB.

PARENT COMPANY

Parent company net sales were MSEK 1 191 (1 094), MSEK 522 of which to group companies. Income after financial items was MSEK 144 (212). Net investments in tangible fixed assets were MSEK 71 (72). Parent company liquid funds were MSEK 55 at the end of the period, compared to MSEK 18 as of 1 January 2005.

Subsidiary Höganäs Verkstads AB was divested in April. External turnover in 2004 was MSEK 11 and total assets were MSEK 20. The capital gain was just over MSEK 0.5.

EFFECTS OF THE ADOPTION OF IFRS, etc.

The stipulations of IAS 39, which governs the accounting of financial instruments, have the biggest impact on Höganäs. The adoption of IFRS means all financial instruments being continuously valued at market price. IAS 39 will be adopted from 1 January 2005, and is exempt from the stipulation regarding the re-calculation of the comparative year. This disclosure increased the opening balance of shareholders' equity per 1 January 2005 by some MSEK 270.

The income statement as of June 2004 was positively affected by MSEK 7, mainly comprising reversed goodwill amortisation.

CO_2 emission rights have been accounted as intangible assets, accounted at cost based on their first official quotation. Emissions in the period have been accounted as government grants based on the same valuation. Costs for the period are included in cost of goods sold, while the related income is accounted under other operating income. This means that there was no effect on the operating income. The EU has yet to resolve on how emission rights should be valued. The market value of this intangible asset as of the balance sheet date was some MSEK 34 higher than book value, after adjustment for the emission rights already exercised.

STOCK OPTION PLAN

A stock option plan was implemented in 2000, with the final exercise date of 31 May 2005. In the first half-year, 580 600 options were redeemed for shares, and as a result, shareholders' equity increased by MSEK 107.

OUTLOOK

Forecasts of the world economy have become more uncertain. The automotive industry has made weaker-than-expected progress, exerting further pressure on the customers of powder suppliers. As previously, sustained positive market progress is expected in North America—although on a weaker market. Overall, this means that Höganäs expects to achieve volumes consistent with the previous year, excluding the divested SCM copper operation. This is a revision of the previous forecast, when Höganäs expected to achieve increased volumes in 2005.

Höganäs' income in 2005 has become more complex to forecast because of the trends in the market place and the progress of metal prices. The previous forecast for 2005, with income before tax forecast to be consistent with, or better than, 2004 is being revised to income before tax being consistent with the previous year excluding the divested SCM copper operation.



Alrik Danielson
President and CEO

Höganäs, Sweden, 14 July 2005

ACCOUNTING PRINCIPLES

This Report has been prepared pursuant to IFRS (International Financial Reporting Standards), IAS 34. Previous years' figures, key indicators, diagrams and tables have been recalculated.

This Interim Report has not been reviewed by the company's auditors.

FINANCIAL INFORMATION

Höganäs intends to publish the following financial information in 2005:

- *Nine-month Interim Report, 17 October*
- *Year End Report for 2005, 14 February 2006*

Höganäs AB (publ), SE-263 83 Höganäs, Sweden
tel +46 (0)42 33 80 00 fax +46 (0)42 33 83 60
www.hoganas.com

CONSOLIDATED INCOME STATEMENT

MSEK	Q2 2005	Q 2 2004	Q 1-2 2005	Q 1-2 2004	Last 12 months	Year 2004	2004 Excl SCM
Net sales	1 136	1 091	2 231	2 133	4 260	4 162	3 976
Cost of goods sold	- 923	- 829	-1 799	-1 623	-3 360	-3 184	-3 036
Gross profit	**213**	**262**	**432**	**510**	**900**	**978**	**940**
Selling expenses	-63	-50	-108	-100	-210	-202	- 196
Administrative expenses	-50	-47	-90	-91	-178	-179	- 176
R&D costs	-30	-34	-56	-65	-105	-114	- 111
Other operating income	60	62*	120	107*	188**	175**	152
Other operating expenses	-10	-3	-16	-5	-20	-9	- 9
Operating income	**120**	**190**	**282**	**356**	**575**	**649**	**600**
Operating margin, %	10,6	17,4	12,6	16,7	13,5	15,6	15,1
Financial income	5	3	6	7	10	11	11
Financial expenses	-15	-14	-29	-27	-48	-46	- 44
Income after financial items	**110**	**179**	**259**	**336**	**537**	**614**	**567**
Tax	-27	-51	-70	-96	-150	-176	- 167
Minority share			0	0	0	0	0
Net income	**83**	**128**	**189**	**240**	**387**	**438**	**400**
Depreciation and write-downs for the period	**-69**	**-68**	**-136**	**-134**	**-265**	**-263**	**- 259**
Earnings per share, SEK	2,40	3,70	5,50	7,00	11,30	12,80	11,70
Average no. of shares after buy-backs ('000)	34 535	34 217	34 390	34 217	34 303	34 217	34 217
No. of shares after buy-backs at end of period ('000)	34 798	34 217	34 798	34 217	34 798	34 217	34 217

* whereof gain on sale of SCM Copper Business 20 MSEK

** whereof gain on sale of SCM Copper Business 23 MSEK

CONSOLIDATED BALANCE SHEET

MSEK	30 June 2005	30 June 2004	31 Dec 2004
Intangible fixed assets	218	191	179
Tangible fixed assets	2 691	2 633	2 514
Financial fixed assets	121	71	85
Inventories	1 261	929	1 074
Current receivables	1 031	929	828
Liquid funds/assets	172	103	74
Total assets	**5 494**	**4 856**	**4 754**
Shareholders´ equity	2 449	2 044	2 202
Interest-bearing liabilities and provisions	1 814	1 644	1 410
Non-interest-bearing liabilities and provisions	1 231	1 168	1 142
Total liabilities and shareholders´ equity	**5 494**	**4 856**	**4 754**

CHANGES IN SHARHOLDERS´ EQUITY

MSEK	Q 1-2 2005	Q 1-2 2004	Year 2004
Opening balance	2 202	1 975	1 975
Effects of the change to IFRS opening balance 2004	-	- 21	- 21
Goodwill not amortized	-	7	14
Financial instruments	78	-	-
Change in provision for pensions IAS19/RR29	4	12	8
Redemption own shares	107	-	-
Dividends	- 199	- 171	- 171
Tax accounted directly to shareholders´ equity	21	4	- 10
Translation differences	47	5	- 17
Net income	189	233	424
Closing balance	**2 449**	**2 044**	**2 202**

NET SALES BY MAIN MARKET

MSEK	Q 2 2005	Q 2 2004	Q 1-2 2005	Q 1-2 2004	Last 12 months	Year 2004
Europe	443	402	865	782	1 628	1 545
America	346	350	675	678	1 271	1 274
Asia	336	330	671	656	1 321	1 306
Other	11	9	20	17	40	37
Total	**1 136**	**1 091**	**2 231**	**2 133**	**4 260**	**4 162**

CONSOLIDATED QUARTERLY DATA

MSEK	Q 2 2005	Q 1 2005	Q 4 2004	Q 3 2004	Q 2 2004	Q 1 2004	Q 4 2003	Q 3 2003
Net sales	1136	1 095	1 052	977	1 091	1 042	937	895
Costs	-947	- 866	- 836	- 774	- 853	- 810	- 723	- 717
Non-recurring items			3*		20*			
Depreciation and amortisation	-69	- 67	- 63	- 66	- 68	- 66	- 59	- 74
Operating income	120	162	156	137	190	166	155	104
Income before tax	110	149	149	129	179	157	150	95
Income after tax	83	106	105	93	128	112	97	63
Operating margin, %	10,6	14,8	14,8	14,0	17,4	15,9	16,5	11,6
Operating margin, % excl. non-recurring items	10,6	14,8	14,5	14,0	15,6	15,9	16,5	11,6

* gain on sale of SCM Copper Operation

KEY INDICATORS

	Q 1-2 2005	Q 1-2 2004	Year 2004
Capital employed, MSEK	4 263	3 688	3 612
Return on capital employed*, %	14,5	16,6	17,8
RoCE excluding non-recurring items*, %	14,4	16,1	17,1
Shareholders´ equity, MSEK	2 449	2 044	2 202
Return on equity, %	17,2	20,6	21,0
RoE excluding non-recurring items, %	17,1	19,6	19,9
Shareholders´ equity per share, SEK	70,40	59,70	64,40
Equity/assets ratio, %	44,6	42,1	46,3
Financial net debt, MSEK	1 642	1 541	1 336
Dept/equity ratio, multiple	0,67	0,75	0,61
Interest coverage ratio, multiple	12,3	17,8	18,5
No of employees, end of period	1 554	1 548	1 577

* Last 12 months

CASH FLOW STATEMENT

MSEK	Q 1-2 2005	Q 1-2 2004	Year 2004
Cash flow before change in working capital	104	335	889
Change in working capital	-264	- 210	- 384
Investment activities	- 121	174	16
Change in long-term loans	458	- 102	- 349
Redemption own shares	107	-	-
Dividends	- 199	- 171	- 171
Cash flow for the period	**85**	**26**	**1**
Liquid funds, opening balance	74	75	75
Exchange rate differences in liquid funds	13	2	- 2
Liquid funds, closing balance	**172**	**103**	**74**


NET SALES (MSEK)
Q 1-2
2 400
1 800
1 200
600
0
2004
2005


OPERATING INCOME
(MSEK)
Q 1-2
400
300
200
100
0
2004
2005


EARNINGS PER SHARE (SEK)
Q 1-2
8,00
6,00
4,00
2,00
0,00
2004
2005

Excl SCM Copper Operation
SCM Copper Operation

REPORTING PER BUSINESS AREA

	Net sales				Operating income			
MSEK	Q2 2005	Q 2 2004	Q 1-2 2005	Q 1-2 2004	Q2 2005	Q 2 2004	Q 1-2 2005	Q 1-2 2004
Iron Powder	820	734	1 626	1 432	80	110	202	229
High-Alloy Metal Powder	321	368	617	720	40	60	80	107
Gain on sale of								
SCM Copper Operation						20		20
Intra group adjustment	-5	-11	-12	-19	0	0	0	0
Total, group	**1 136**	**1 091**	**2 231**	**2 133**	**120**	**190**	**282**	**356**

BUSINESS AREA - IRON POWDER

	Q2 2005	Q 2 2004	Q 1-2 2005	Q 1-2 2004	Last 12 months	Year 2004
Net sales, MSEK	820	734	1 626	1 432	3 148	2 954
Operating income, MSEK	80	110	202	229	444	471
Operating margin, %	9,8	15,0	12,4	16,0	14,1	15,9
Assets, MSEK					4 162	3 681
Liabilities, MSEK					555	544
Net investments, MSEK	73	54	120	114	261	255
Depreciation, MSEK	58	58	117	112	234	229

BUSINESS AREA - HIGH-ALLOY METAL POWDER

	Q2 2005	Q 2 2004	Q 1-2 2005	Q 1-2 2004	Last 12 months	Year 2004
Net sales, MSEK	321	368	617	720	1 133	1 236
Operating income, MSEK	40	60	80	107	128	155
Operating margin, %	12,5	16,3	13,0	14,9	11,3	12,5
Assets, MSEK					1 261	1 051
Liabilities, MSEK					203	163
Net investments, MSEK	9	-295	14	-288	31	-271
Depreciation, MSEK	11	10	19	22	31	34

* excl. gain on sale of SCM Copper Operation

COMPARATIVE INFORMATION REGARDING THE SALE OF THE SCM COPPER OPERATION

The numbers for the sold business are taken from the internal operative system

CONSOLIDATED INCOME STATEMENT	Höganäs Group			SCM Copper Operation			Höganäs Group excl. SCM Copper		
MSEK	Q 1-2 2005	Q 1-2 2004	Year 2004	Q 1-2 2005	Q 1-2 2004	Year 2004	Q 1-2 2005	Q 1-2 2004	Year 2004
Net sales	2 231	2 133	4 162		189	186	2 231	1 944	3 976
Cost of goods sold	-1 799	-1 623	-3 184		- 150	- 148	-1 799	-1 473	-3 036
Gross profit	**432**	**510**	**978**		**39**	**38**	**432**	**471**	**940**
Selling expenses	-108	-100	-202		- 6	-6	-108	-94	-196
Administrative expenses	-90	-91	-179		- 3	-3	-90	-88	-176
R&D costs	-56	-65	-114		- 3	-3	-56	-62	-111
Other operating income	120	107*	175**		20*	23**	120	87	152
Other operating expenses	-16	-5	-9		0		-16	-5	-9
Operating income	**282**	**356**	**649**		**47**	**49**	**282**	**309**	**600**
Operating margin, %	12,6	16,7	15,6		14,3***	14,0***	12,6	15,9	15,1
Financial income	6	7	11		0		6	7	11
Financial expenses	-29	-27	-46		- 2	-2	-29	-25	-44
Income after financial items	**259**	**336**	**614**		**45**	**47**	**259**	**291**	**567**
Tax	-70	-96	-176		- 9	-9	-70	-87	-167
Minotity share	0	0	0				0	0	0
Net income	**189**	**240**	**438**		**36**	**38**	**189**	**204**	**400**
Depreciation and write-downs for the period	-136	-134	-263		- 4	-4	-136	-130	-259

* whereof gain on sale of SCM Copper Operation 20 MSEK

** whereof gain on sale of SCM Copper Operation 23 MSEK

*** excl. gain on sale of SCM Copper Operation

Balance sheet is omitted because the Copper Operation was sold in May 2004.

CASH FLOW STATEMENT	Höganäs Group			SCM Copper Operation			Höganäs Group excl. SCM Copper		
MSEK	Q 1-2 2005	Q 1-2 2004	Year 2004	Q 1-2 2005	Q 1-2 2004	Year 2004	Q 1-2 2005	Q 1-2 2004	Year 2004
Cash flow before change in working capital	68	335	889		31	30	68	304	859
Change in working capital	- 228	- 210	- 384		- 41	- 41	- 228	- 169	- 343
Investment activities	- 121	174	16		298	298	- 121	- 124	- 282
Cash flow after investment activities	**- 281**	**299**	**521**		**288**	**287**	**- 281**	**11**	**234**
Financing activities	458	- 102	- 349						
Redemption own shares	107	-	-						
Dividends	- 199	- 171	- 171						
Cash flow for the period	**85**	**26**	**1**						
Liquid funds, opening balance	74	75	75						
Exchange rate differences in liquid funds	13	2	- 2						
Liquid funds, closing balance	**172**	**103**	**74**						